Filed Pursuant to Rule 433

Registration No. 333-292646

Issuer Free Writing Prospectus, dated June 3, 2026

PRICING TERM SHEET

June 3, 2026

Celcuity Inc.

$500.0 Million Aggregate Principal Amount of 0.250% Convertible Senior Notes due 2032

The information in this pricing term sheet supplements Celcuity Inc.’s (“Celcuity”) preliminary prospectus supplement, dated June 3, 2026, (the “Preliminary Prospectus Supplement”), filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended (the “Securities Act”), relating to an offering of convertible senior notes (the “Convertible Notes Offering”), and the accompanying prospectus, dated January 9, 2026. This pricing term sheet supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Terms used, but not defined, in this pricing term sheet have the respective meanings set forth in the Preliminary Prospectus Supplement. As used in this pricing term sheet, “we,” “our” and “us” refer to Celcuity. Celcuity has increased the size of the Convertible Notes Offering from $400,000,000 to $500,000,000 (or, if the underwriters of the Convertible Notes Offering fully exercise their over-allotment option, $575,000,000). The final prospectus supplement relating to the Convertible Notes Offering will reflect conforming changes relating to such increase in the size of the Convertible Notes Offering.

Issuer:	Celcuity Inc.

Ticker/Exchange for Our Common Stock (“Common Stock”):	“CELC” / The Nasdaq Capital Market

Securities:	0.250% Convertible Senior Notes due 2032 (the “Notes”)

Offering Size:	$500.0 million aggregate principal amount of Notes (or $575.0 million aggregate principal amount if the underwriters of the Convertible Notes Offering exercise their over-allotment option in full)

Ranking:	Senior unsecured.

Maturity Date:	August 1, 2032, unless earlier converted, redeemed or repurchased

Issue Price:	100% of principal amount per Note

Underwriting Discount:	3.0% of the principal amount of the Notes, and approximately $15.0 million in the aggregate (or approximately $17.3 million in the aggregate, if the underwriters of the Convertible Notes Offering exercise their over-allotment option in full)

Interest:	0.250% per annum, payable semi-annually in arrears on February 1 and August 1 of each year, beginning on February 1, 2027. In addition, special interest will accrue on the Notes in the circumstances described in the Preliminary Prospectus Supplement under the caption “Description of Notes—Special Interest as Sole Remedy for Certain Reporting Defaults.”

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Pricing Date	June 3, 2026

Trade Date	June 4, 2026

Settlement Date:	T+2; June 8, 2026

Use of Proceeds:

We estimate that the net proceeds to us from the Convertible Notes Offering will be approximately $484.3 million (or approximately $557.0 million if the underwriters of the Convertible Notes Offering exercise their over-allotment option in full), after deducting the underwriting discounts and commissions and our estimated offering expenses.

We intend to use the net proceeds from the Convertible Notes Offering to repay in full all outstanding obligations under its amended and restated loan agreement with Oxford Finance, LLC, as collateral agent, and the lenders party thereto and the remainder for working capital and general corporate purposes, which may include clinical trial expenditures, commercial launch expenditures, commercialization expenditures, research and development expenditures, capital expenditures, expansion of business development activities and other general corporate purposes. We may also use a portion of the proceeds for the potential acquisition of businesses, technologies, and products, although we have no current binding understandings, commitments, or agreements to do so. See “Use of Proceeds” in the Preliminary Prospectus Supplement.

Last Reported Sale Price per Share of the Common Stock on June 3, 2026:	$88.95

Initial Conversion Rate:	8.0302 shares of Common Stock per $1,000 principal amount of the Notes

Initial Conversion Price:	Approximately $124.53 per share of Common Stock

Conversion Premium:	Approximately 40.0% above the last reported sale price of our Common Stock on The Nasdaq Capital Market on June 3, 2026

Joint Book-Running Managers:	Jefferies LLC J.P. Morgan Securities LLC TD Securities (USA) LLC Guggenheim Securities, LLC

Lead Manager:	LifeSci Capital LLC

Co-Managers:	Craig-Hallum Capital Group LLC Nomura Securities International, Inc. WR Securities, LLC

CUSIP/ISIN:	CUSIP: 15102K AB6 / ISIN: US15102KAB61

Denominations/Multiple:	$1,000 / $1,000

Listing:	None

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Increase in Conversion Rate in Connection with a Make-Whole Fundamental Change

If a make-whole fundamental change occurs and the conversion date for the conversion of a Note occurs during the related make-whole fundamental change conversion period, then, subject to the provisions described in the Preliminary Prospectus Supplement under the caption “Description of Notes—Conversion Rights—Increase in Conversion Rate in Connection with a Make-Whole Fundamental Change,” the conversion rate applicable to such conversion will be increased by a number of shares of Common Stock (the “Additional Shares”) set forth in the table below corresponding (after interpolation as described below) to the make-whole fundamental change effective date and the stock price of such make-whole fundamental change:

Make-Whole Fundamental	Stock Price
Change Effective Date	$88.95	$110.00	$124.53	$142.50	$161.89	$200.00	$300.00	$450.00	$625.00	$825.00
June 8, 2026	3.2120	2.2448	1.8025	1.4066	1.1011	0.7151	0.2764	0.0796	0.0160	0.0000
August 1, 2026	3.2120	2.2448	1.8025	1.4066	1.1002	0.7134	0.2747	0.0786	0.0155	0.0000
August 1, 2027	3.2120	2.2448	1.8025	1.4011	1.0823	0.6858	0.2492	0.0646	0.0102	0.0000
August 1, 2028	3.2120	2.2448	1.8025	1.3665	1.0370	0.6351	0.2117	0.0471	0.0044	0.0000
August 1, 2029	3.2120	2.2448	1.7352	1.2813	0.9458	0.5490	0.1589	0.0267	0.0007	0.0000
August 1, 2030	3.2120	2.1379	1.5830	1.1168	0.7845	0.4130	0.0915	0.0076	0.0000	0.0000
August 1, 2031	3.2120	1.8533	1.2619	0.7979	0.4966	0.2060	0.0223	0.0000	0.0000	0.0000
August 1, 2032	3.2120	1.0607	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

If such make-whole fundamental change effective date or stock price is not set forth in the table above, then:

●	if such stock price is between two stock prices in the table above or the make-whole fundamental change effective date is between two dates in the table above, then the number of additional shares will be determined by straight-line interpolation between the numbers of additional shares set forth for the higher and lower stock prices in the table above or the earlier and later dates in the table above, based on a 365- or 366-day year, as applicable; and

●	if the stock price is greater than $825.00 (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above are adjusted, as described below under the caption “—Adjustment of Stock Prices and Number of Additional Shares”), or less than $88.95 (subject to adjustment in the same manner), per share of our Common Stock , then no additional shares of our Common Stock will be added to the conversion rate.

Notwithstanding anything to the contrary, in no event will the conversion rate be increased to an amount that exceeds 11.2422 shares of our Common Stock per $1,000 principal amount of notes, which amount is subject to adjustment in the same manner as, and at the same time and for the same events for which, the conversion rate is required to be adjusted pursuant to the provisions described in the Preliminary Prospectus Supplement under the caption “Description of Notes—Conversion Rights—Conversion Rate Adjustments—Generally.”

We have filed a registration statement (including a prospectus) and the Preliminary Prospectus Supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement and the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement (or, when available, the applicable final prospectus supplement) and the accompanying prospectus upon request to: Jefferies LLC, Attn: Equity Syndicate Prospectus Department, 520 Madison Avenue, New York, NY 10022, by telephone at (877) 821-7388 or by email at prospectus_department@jefferies.com; J.P. Morgan Securities LLC, Attention Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, or by email at prospectus-eq_fi@jpmchase.com and postsalemanualrequests@broadridge.com; TD Securities (USA) LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by email at TDManualrequest@broadridge.com; and Guggenheim Securities, LLC, Attention: Equity Syndicate Department, 330 Madison Avenue, New York, NY 10017, by telephone at (212) 518-9544 or by email at GSEquityProspectusDelivery@guggenheimpartners.com.

The information in this pricing term sheet is not a complete description of the Notes or the Convertible Notes Offering. You should rely only on the information contained or incorporated by reference in the Preliminary Prospectus Supplement and the accompanying prospectus, as supplemented by this pricing term sheet, in making an investment decision with respect to the Notes.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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